Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian M. Lynch

(202) 419-8416

clynch@stradley.com

April 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Ms.	Samantha Brutlag, Esquire

	Re:	GuideStone Funds
File Nos. 333-53432, 811-10263

Dear Ms. Brutlag:

On behalf of GuideStone Funds (the “Registrant”) below you will find the Registrant’s responses to the comments conveyed by you on April 16, 2021, with regard to Post-Effective Amendment No. 85 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2021, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

GENERAL COMMENTS

1) Comment: Please provide completed fee tables, expense examples and performance charts at least a week before the effective date of the registration statement.

Response: The Registrant has included the completed fee tables and expense examples as an attachment to this filing.

PROSPECTUS

2) Comment: Please explain why the management fee for the MyDestination 2015 Fund has been restated to reflect the estimated fee for the current fiscal year.

Response: The footnote to the MyDestination 2015 Fund fee table has been removed for the 485(b) filing, as the stated management fee accurately reflects fund operating expenses over the past fiscal year.

The Strategic Alternatives Fund, Value Equity Fund, and International Equity Fund each had a change in sub-advisers and an accompanying change in management fee. Therefore, the prospectus for each fund includes a footnote explaining that the management fee has been restated to reflect the estimated fee for the current fiscal year.

3) Comment: The tables headed “Investment Adviser and Portfolio Managers” and “Sub-Adviser and Portfolio Managers” do not indicate whether each listed person is also a portfolio manager. Please include “portfolio manager” in each title, or revise the headings to clarify that each listed person is a portfolio manager.

Response: The Registrant respectfully declines to revise the tables, as it believes that the current headings effectively convey that each listed person is a portfolio manager of the relevant Fund. While certain of the listed persons do not hold the title of “portfolio manager” at their company, they are jointly and primarily responsible for the day-to-day management of the relevant Fund’s portfolio, and therefore meet the definition of “portfolio manager” as used in Form N-1A.

4) Comment: The fee table for the MyDestination 2045 Fund does not include the fee waiver footnote which is included for the other MyDestination Funds. Please confirm that no footnotes are applicable to the Fund.

Response: The MyDestination 2035 and MyDestination 2045 Funds are not currently triggering their fee waivers, and therefore will not have footnotes to their fee tables in the 485(b) filing. While the Funds have expense caps in place, the Funds are currently at or below their expense cap levels.

U.S. Securities and Exchange Commission

5) Comment: For the Target Risk Funds which include discussion of impact investing themes, please provide further explanation of how the adviser determines which investments promote these themes, and what types of companies would be considered. We note that the information included in the Item 9 section of the prospectus is helpful in this regard, and request more information in the Item 4 principal investment strategies section of the relevant prospectuses.

Response: The Registrant respectfully declines to revise the disclosure as requested as impact investing is not a principal investment strategy of the Target Risk Funds. The Target Risk Funds may allocate a portion of their assets to the Global Impact Fund, which directly applies impact investing criteria to its underlying investments. The Target Risk Funds, however, do not directly apply impact investing criteria. Additionally, the disclosure in the Item 9 section of the prospectus provides additional explanation of the Adviser’s approach to impact investing.

6) Comment: LIBOR Transition Risk. Now that December 2021 is approaching, please consider adding disclosure regarding any steps the Funds are taking to reduce the risk of LIBOR transition or to eliminate the use of LIBOR. Please apply any such disclosure to any Fund that has included LIBOR transition risk as a principal risk, and if the Fund invests substantially in LIBOR-linked investments.

Response: The Registrant continues to monitor the potential impacts of the discontinuation of LIBOR, but notes that the impact of discontinuation is not fully known at this time. Given the decision by the ICE Benchmark Administration to postpone certain aspects of the LIBOR transition to June 2023, and in light of the Funds’ anticipated level of exposure to instruments tied to LIBOR, the Registrant believes that the existing disclosure sufficiently discloses the risks relating to the discontinuation of LIBOR. Accordingly, the Registrant respectfully declines to incorporate this comment, but will continue to review and consider updates to the disclosure as appropriate in future registration statement updates.

7) Comment: For the Low-Duration Bond Fund and Medium-Duration Bond Fund. The Funds added the following disclosure: “Similarly, the longer the Fund’s dollar-weighted average duration, the more sensitive the Fund will be to interest rate changes than a fund with a shorter dollar-weighted average duration.” Please also add an example illustrating the effect of interest rate changes on a stated duration.

Response: The Registrant has added the following example to the disclosure on duration in the “Additional Information about Principal Strategies and Risks” section: “For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates. Accordingly, the yield earned by a Fund will vary with changes in interest rates.”

8) Comment: The Principal Investment Strategies sections of the Global Bond Fund and Global Real Estate Securities Fund include the following disclosure: “In addition, the

U.S. Securities and Exchange Commission

Fund will consider notional exposure of its derivative investments when determining the percentage of its assets that are invested in non-U.S. issuers.” We note that the Funds have adopted an 80% investment policy pursuant to Rule 35d-1, and that Rule 35d-1 is an assets-based test, not an exposure-based test. To the extent any derivatives are valued at notional value for this purpose, please explain in your response how that is consistent with Rule 35d-1.

Response: The Registrant intends to take into account exposures created by derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), and believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain circumstances. By way of example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of the 80% test. We respectfully submit that such treatment is consistent with the SEC’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001). Moreover, the Commission did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1. Therefore, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments. In the Registrant’s view, using notional value in certain instances is a better indicator of potential investment return and more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

9) Comment: The principal investment strategies section of the International Equity Fund includes the following disclosure: “Although the Fund has the flexibility to invest a significant portion of its assets in one country or region, it generally intends to remain diversified across countries and geographical regions.” The use of the term “international” in the Fund’s name implies diversification of investments across different countries. Please clarify the extent to which the Fund could be significantly invested in one country for a significant period of time.

Response: The Registrant has revised the referenced sentence as follows: “The Fund generally intends to remain diversified across countries and geographical regions, although it has the flexibility to invest a significant portion of its assets in one country or region.” In addition, the Registrant notes that the Fund does not intend to, and in normal circumstances it is very unlikely that the Fund will, invest a significant portion of its assets in one country, particularly due to its multi-managed structure and the underlying strategies of the Fund’s sub-advisers.

U.S. Securities and Exchange Commission

10) Comment: The disclosure on Impact Investing in Item 9 states: “There are significant differences in interpretations of what it means for a security to achieve a positive impact.” Further, it states “the adviser’s or sub-adviser’s definition of impact investing or security selection criteria could vary over time.” Please explain whether the Adviser will adhere to certain consistent parameters, considerations or guidance in determining what constitutes impact investing.

Response: The Adviser intends to consistently apply its three stated impact themes, regardless of variations in definitions of impact investing over time. The disclosure that is the subject of the comment is intended to acknowledge that there currently are differences in interpretations of what “positive impact” means, not to suggest that the Adviser will make significant changes to its impact themes. The Registrant will notify shareholders if it makes material changes to its impact framework, or how it utilizes that framework to assess whether its investments effectively promote the Adviser’s three impact themes.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8416, or Jessica L. Patrick at (202) 419-8423, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:	Melanie Childers
Matthew A. Wolfe, Esquire
Jessica L. Patrick, Esquire

Appendix – Fees and Expense Tables, Expense Examples

and Performance Charts and Tables

GuideStone Funds MyDestination 2015 Fund	Institutional GMTYX Investor GMTZX

Investment Objective

The MyDestination 2015 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the MyDestination 2015 Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.10%	0.10%

Other expenses	0.04%	0.29%

Acquired fund fees and expenses	0.44%	0.44%

Total annual Fund operating expenses	0.58%	0.83%

Fee waiver(1)	(0.08)%	(0.08)%

Total annual Fund operating expenses (after fee waiver)	0.50%	0.75%
(1)

The Adviser has agreed to pay, waive or assume expenses to the extent needed to limit total annual operating expenses (excluding extraordinary expenses) to 0.50% for the Institutional Class and 0.75% for the Investor Class (the “Expense Limitation”). This Expense Limitation applies to Fund operating expenses only and will remain in place until April 30, 2022. If expenses fall below the levels noted above within three years from the date on which the Adviser made such payment, waiver or assumption, the Fund may reimburse the Adviser so long as the reimbursement does not cause the Fund to exceed the Expense Limitation on the date on which: (i) the expenses were paid, waived or assumed; or (ii) the reimbursement would be made, whichever is lower. The contractual Expense Limitation can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$51	$77

3 Years	$178	$257

5 Years	$316	$453

10 Years	$718	$1,018

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 23% of the average value of its portfolio.

4 | GuideStone Funds Prospectus

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Prior to January 12, 2018, the Fund had a different glide path and, therefore, asset class allocations. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	10.05%	6/30/2020
Worst Quarter:	(10.10)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	9.16%	7.65%	6.31%	5.01%	12/29/2006

Investor Class after taxes on distributions(1)	8.01%	6.42%	4.94%	3.78%

Investor Class after taxes on distributions and sale of Fund shares(1)	5.85%	5.65%	4.61%	3.60%

Institutional Class before taxes	9.41%	N/A	N/A	7.51%	05/01/2017

Bloomberg Barclays US Treasury 1-3 Year Index (reflects no deduction for fees, expenses or taxes)	3.15%	1.91%	1.31%	2.14%

Bloomberg Barclays US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	7.49%	4.43%	3.84%	4.50%

Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	20.83%	15.41%	13.78%	9.58%

MSCI ACWI (All Country World Index) ex USA Index (reflects no deduction for fees, expenses or taxes)	10.62%	8.91%	4.91%	3.48%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

10 | GuideStone Funds Prospectus

GuideStone Funds MyDestination 2025 Fund	Institutional GMWYX Investor GMWZX

Investment Objective

The MyDestination 2025 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the MyDestination 2025 Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.10%	0.10%

Other expenses	0.02%	0.28%

Acquired fund fees and expenses	0.41%	0.41%

Total annual Fund operating expenses	0.53%	0.79%

Fee waiver(1)	(0.03)%	(0.04)%

Total annual Fund operating expenses (after fee waiver)	0.50%	0.75%
(1)

The Adviser has agreed to pay, waive or assume expenses to the extent needed to limit total annual operating expenses (excluding extraordinary expenses) to 0.50% for the Institutional Class and 0.75% for the Investor Class (the “Expense Limitation”). This Expense Limitation applies to Fund operating expenses only and will remain in place until April 30, 2022. If expenses fall below the levels noted above within three years from the date on which the Adviser made such payment, waiver or assumption, the Fund may reimburse the Adviser so long as the reimbursement does not cause the Fund to exceed the Expense Limitation on the date on which: (i) the expenses were paid, waived or assumed; or (ii) the reimbursement would be made, whichever is lower. The contractual Expense Limitation can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$ 51	$ 77

3 Years	$167	$248

5 Years	$293	$435

10 Years	$662	$974

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 19% of the average value of its portfolio.

12 | GuideStone Funds Prospectus

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Prior to January 12, 2018, the Fund had a different glide path and, therefore, asset class allocations. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	11.95%	6/30/2020
Worst Quarter:	(12.56)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	10.69%	9.08%	7.41%	5.44%	12/29/2006

Investor Class after taxes on distributions(1)	9.51%	7.81%	5.97%	4.18%

Investor Class after taxes on distributions and sale of Fund shares(1)	6.85%	6.84%	5.53%	3.96%

Institutional Class before taxes	10.95%	N/A	N/A	8.88%	05/01/2017

Bloomberg Barclays US Treasury 1-3 Year Index (reflects no deduction for fees, expenses or taxes)	3.15%	1.91%	1.31%	2.14%

Bloomberg Barclays US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	7.49%	4.43%	3.84%	4.50%

Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	20.83%	15.41%	13.78%	9.58%

MSCI ACWI (All Country World Index) ex USA Index (reflects no deduction for fees, expenses or taxes)	10.62%	8.91%	4.91%	3.48%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

18 | GuideStone Funds Prospectus

GuideStone Funds MyDestination 2035 Fund	Institutional GMHYX Investor GMHZX

Investment Objective

The MyDestination 2035 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the MyDestination 2035 Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.10%	0.10%

Other expenses	0.05%	0.30%

Acquired fund fees and expenses	0.35%	0.35%

Total annual Fund operating expenses	0.50%	0.75%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$51	$77

3 Years	$160	$240

5 Years	$280	$417

10 Years	$628	$930

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 11% of the average value of its portfolio.

20 | GuideStone Funds Prospectus

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Prior to January 12, 2018, the Fund had a different glide path and, therefore, asset class allocations. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	15.22%	6/30/2020
Worst Quarter:	(16.58)%	9/30/2011

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	12.90%	10.56%	8.32%	5.70%	12/29/2006

Investor Class after taxes on distributions(1)	11.98%	9.33%	6.85%	4.48%

Investor Class after taxes on distributions and sale of Fund shares(1)	8.10%	8.07%	6.31%	4.22%

Institutional Class before taxes	13.15%	N/A	N/A	10.50%	05/01/2017

Bloomberg Barclays US Treasury 1-3 Year Index (reflects no deduction for fees, expenses or taxes)	3.15%	1.91%	1.31%	2.14%

Bloomberg Barclays US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	7.49%	4.43%	3.84%	4.50%

Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	20.83%	15.41%	13.78%	9.58%

MSCI ACWI (All Country World Index) ex USA Index (reflects no deduction for fees, expenses or taxes)	10.62%	8.91%	4.91%	3.48%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

26 | GuideStone Funds Prospectus

GuideStone Funds MyDestination 2045 Fund	Institutional GMYYX Investor GMFZX

Investment Objective

The MyDestination 2045 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the MyDestination 2045 Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.10%	0.10%

Other expenses	0.04%	0.31%

Acquired fund fees and expenses	0.34%	0.34%

Total annual Fund operating expenses	0.48%	0.75%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$49	$77

3 Years	$154	$240

5 Years	$269	$417

10 Years	$604	$930

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 7% of the average value of its portfolio.

28 | GuideStone Funds Prospectus

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Prior to January 12, 2018, the Fund had a different glide path and, therefore, asset class allocations. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	17.00%	6/30/2020
Worst Quarter:	(18.95)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	13.80%	11.33%	8.77%	5.81%	12/29/2006

Investor Class after taxes on distributions(1)	13.13%	10.12%	7.23%	4.56%

Investor Class after taxes on distributions and sale of Fund shares(1)	8.58%	8.72%	6.68%	4.31%

Institutional Class before taxes	14.06%	N/A	N/A	11.32%	05/01/2017

Bloomberg Barclays US Treasury 1-3 Year Index (reflects no deduction for fees, expenses or taxes)	3.15%	1.91%	1.31%	2.14%

Bloomberg Barclays US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	7.49%	4.43%	3.84%	4.50%

Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	20.83%	15.41%	13.78%	9.58%

MSCI ACWI (All Country World Index) ex USA Index (reflects no deduction for fees, expenses or taxes)	10.62%	8.91%	4.91%	3.48%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

34 | GuideStone Funds Prospectus

GuideStone Funds MyDestination 2055 Fund	Institutional GMGYX Investor GMGZX

Investment Objective

The MyDestination 2055 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the MyDestination 2055 Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.10%	0.10%

Other expenses	0.08%	0.34%

Acquired fund fees and expenses	0.33%	0.33%

Total annual Fund operating expenses	0.51%	0.77%

Fee waiver(1)	(0.01)%	(0.02)%

Total annual Fund operating expenses (after fee waiver)	0.50%	0.75%
(1)

The Adviser has agreed to pay, waive or assume expenses to the extent needed to limit total annual operating expenses (excluding extraordinary expenses) to 0.50% for the Institutional Class and 0.75% for the Investor Class (the “Expense Limitation”). This Expense Limitation applies to Fund operating expenses only and will remain in place until April 30, 2022. If expenses fall below the levels noted above within three years from the date on which the Adviser made such payment, waiver or assumption, the Fund may reimburse the Adviser so long as the reimbursement does not cause the Fund to exceed the Expense Limitation on the date on which: (i) the expenses were paid, waived or assumed; or (ii) the reimbursement would be made, whichever is lower. The contractual Expense Limitation can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$51	$77

3 Years	$163	$244

5 Years	$284	$426

10 Years	$640	$952

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 12% of the average value of its portfolio.

36 | GuideStone Funds Prospectus

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Prior to January 12, 2018, the Fund had a different glide path and, therefore, asset class allocations. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	17.47%	6/30/2020
Worst Quarter:	(19.70)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Since Inception	Inception Date

Investor Class before taxes	13.85%	11.63%	10.15%	01/01/2012

Investor Class after taxes on distributions(1)	13.34%	10.39%	8.76%

Investor Class after taxes on distributions and sale of Fund shares(1)	8.62%	8.97%	7.86%

Institutional Class before taxes	14.23%	N/A	11.55%	05/01/2017

Bloomberg Barclays US Treasury 1-3 Year Index (reflects no deduction for fees, expenses or taxes)	3.15%	1.91%	1.28%

Bloomberg Barclays US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	7.49%	4.43%	3.40%

Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	20.83%	15.41%	15.30%

MSCI ACWI (All Country World Index) ex USA Index (reflects no deduction for fees, expenses or taxes)	10.62%	8.91%	7.22%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

42 | GuideStone Funds Prospectus

GuideStone Funds Conservative Allocation Fund	Institutional GCAYX Investor GFIZX

Investment Objective

The Conservative Allocation Fund seeks current income and modest capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Conservative Allocation Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.10%	0.10%

Other expenses	0.05%	0.30%

Acquired fund fees and expenses(1)	0.54%	0.54%

Total annual Fund operating expenses	0.69%	0.94%
(1)	Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on the Fund’s target allocation among the underlying funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$70	$96

3 Years	$221	$300

5 Years	$384	$520

10 Years	$859	$1,155

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 15% of the average value of its portfolio.

44 | GuideStone Funds Prospectus

to the performance of three broad-based market indexes and a composite index during the same periods. The Bloomberg Barclays US Treasury 1-3 Year Index, Russell 3000® Index and MSCI ACWI (All Country World Index) ex USA Index are provided to show how the Fund’s performance compares with the returns of indexes of securities that reflect market sectors in which the Fund invests. The Composite Index shows how the Fund’s performance compares with the returns of an index constructed by the Adviser as a composite of various broad-based market indexes to reflect the market sectors in which the Fund invests.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Prior to January 29, 2021, the Fund had different asset class allocations. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	7.51%	6/30/2020
Worst Quarter:	(7.46)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	6.92%	5.40%	3.88%	3.95%	08/27/2001

Investor Class after taxes on distributions(1)	6.00%	4.46%	2.77%	2.72%

Investor Class after taxes on distributions and sale of Fund shares(1)(2)	4.40%	3.92%	2.73%	2.78%

Institutional Class before taxes	7.17%	5.65%	N/A	5.32%	11/23/2015

Bloomberg Barclays US Treasury 1-3 Year Index (reflects no deduction for fees, expenses or taxes)	3.15%	1.91%	1.31%	2.42%

Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	20.83%	15.41%	13.78%	8.65%

MSCI ACWI (All Country World Index) ex USA Index (reflects no deduction for fees, expenses or taxes)	10.62%	8.91%	4.91%	6.30%

Composite Index (reflects no deduction for fees, expenses or taxes)	8.50%	6.10%	4.48%	4.38%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

(2)	Returns may be higher than other returns for the same period due to a tax benefit of realizing a capital loss on the sale of Fund shares.

GuideStone Funds Prospectus | 49

GuideStone Funds Balanced Allocation Fund	Institutional GBAYX Investor GGIZX

Investment Objective

The Balanced Allocation Fund seeks moderate capital appreciation with current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Balanced Allocation Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.10%	0.10%

Other expenses	0.02%	0.27%

Acquired fund fees and expenses	0.65%	0.65%

Total annual Fund operating expenses	0.77%	1.02%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$79	$104

3 Years	$246	$325

5 Years	$428	$563

10 Years	$954	$1,248

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 15% of the average value of its portfolio.

GuideStone Funds Prospectus | 51

to the performance of three broad-based market indexes and a composite index during the same periods. The Bloomberg Barclays US Aggregate Bond Year Index, Russell 3000® Index and MSCI ACWI (All Country World Index) ex USA Index are provided to show how the Fund’s performance compares with the returns of indexes of securities that reflect market sectors in which the Fund invests. The Composite Index shows how the Fund’s performance compares with the returns of an index constructed by the Adviser as a composite of various broad-based market indexes to reflect the market sectors in which the Fund invests.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Prior to January 29, 2021, the Fund had different asset class allocations. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	11.58%	6/30/2020
Worst Quarter:	(12.14)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	10.66%	8.20%	6.31%	5.74%	08/27/2001

Investor Class after taxes on distributions(1)	9.22%	6.89%	4.73%	4.17%

Investor Class after taxes on distributions and sale of Fund shares(1)	6.94%	6.09%	4.57%	4.17%

Institutional Class before taxes	11.00%	8.48%	N/A	7.94%	11/23/2015

Bloomberg Barclays US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	7.49%	4.43%	3.84%	4.65%

Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	20.83%	15.41%	13.78%	8.65%

MSCI ACWI (All Country World Index) ex USA Index (reflects no deduction for fees, expenses or taxes)	10.62%	8.91%	4.91%	6.30%

Composite Index (reflects no deduction for fees, expenses or taxes)	12.72%	9.02%	7.25%	6.38%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

56 | GuideStone Funds Prospectus

GuideStone Funds Growth Allocation Fund	Institutional GGRYX Investor GCOZX

Investment Objective

The Growth Allocation Fund seeks capital appreciation with modest current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Growth Allocation Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.10%	0.10%

Other expenses	0.03%	0.28%

Acquired fund fees and expenses(1)	0.75%	0.75%

Total annual Fund operating expenses	0.88%	1.13%
(1)	Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year based on the Fund’s target allocation among the underlying funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$90	$115

3 Years	$281	$359

5 Years	$488	$622

10 Years	$1,084	$1,375

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 15% of the average value of its portfolio.

58 | GuideStone Funds Prospectus

future. Prior to January 29, 2021, the Fund had different asset class allocations. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	15.60%	6/30/2020
Worst Quarter:	(17.71)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	12.96%	10.17%	7.87%	6.23%	08/27/2001

Investor Class after taxes on distributions(1)	11.55%	8.58%	6.06%	4.73%

Investor Class after taxes on distributions and sale of Fund shares(1)	8.45%	7.72%	5.87%	4.69%

Institutional Class before taxes	13.30%	10.45%	N/A	9.71%	11/23/2015

Bloomberg Barclays US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	7.49%	4.43%	3.84%	4.65%

Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	20.83%	15.41%	13.78%	8.65%

MSCI ACWI (All Country World Index) ex USA Index (reflects no deduction for fees, expenses or taxes)	10.62%	8.91%	4.91%	6.30%

Composite Index (reflects no deduction for fees, expenses or taxes)	14.44%	10.82%	8.60%	6.89%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Tim Bray, CFA, CAIA, CDDA Director of Alternative Investments	Since April 2014

Brandon Pizzurro, CFP® Director of Public Investments	Since April 2019

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Adviser and Portfolio Managers

Parametric Portfolio Associates LLC

Paul Bouchey, CFA Global Head of Research	Since November 2020

Richard Fong, CFA Senior Portfolio Manager	Since November 2020

Justin Henne, CFA Managing Director, Investment Strategy	Since November 2020

Thomas Seto Head of Investment Management	Since November 2020

Purchase and Sale of Fund Shares, Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries

For important information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to “Summary of Other Important Fund Information” on page 162.

GuideStone Funds Prospectus | 63

GuideStone Funds Aggressive Allocation Fund	Institutional GAGYX Investor GGBZX

Investment Objective

The Aggressive Allocation Fund seeks capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Aggressive Allocation Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.10%	0.10%

Other expenses	0.03%	0.28%

Acquired fund fees and expenses	0.84%	0.84%

Total annual Fund operating expenses	0.97%	1.22%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$99	$124

3 Years	$309	$387

5 Years	$536	$670

10 Years	$1,190	$1,477

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 13% of the average value of its portfolio.

64 | GuideStone Funds Prospectus

closures may continue to have a significant negative impact on the performance of the Fund’s investments, increase the Fund’s volatility, exacerbate preexisting political, social and economic risks to the Fund and GuideStone Funds and negatively impact broad segments of businesses and populations. The Fund’s operations may be interrupted as a result, which may contribute to the negative impact on investment performance. Also, governments, their regulatory agencies or self-regulatory organizations may take actions in response to the pandemic that affect the instruments in which the Fund invests, or the issuers of such instruments, in ways that could have a significant negative impact on the Fund’s investment performance. The full impact of the COVID-19 pandemic, or other future epidemics or pandemics, is currently unknown. In addition, markets and market participants are increasingly reliant upon information data systems. Data imprecision, software or other technology malfunctions, programming inaccuracies, unauthorized use or access and similar circumstances may have an adverse impact upon a single issuer, a group of issuers or the market at-large.

•

Risk of Investing in Underlying Funds: Because the Fund indirectly pays a portion of the expenses incurred by the Select Funds and other investment companies (including ETFs) in which it invests, in addition to paying its own expenses, the overall cost of investing in the Fund may be higher than investing in the individual Select Funds or other investment companies directly. The Fund’s risks will directly correspond to the risks of the underlying funds in which it invests, and the selection of the underlying funds and the allocation of the Fund’s assets among the various asset classes could cause the Fund to underperform compared to other funds with a similar investment objective.

•

Small Capitalization Companies Risk: An investment in a smaller company may be more volatile and less liquid than an investment in a larger company. Small companies generally are more sensitive to adverse business and economic conditions than larger, more established companies. Small companies may have limited financial resources, management experience, markets and product diversification.

•

U.S. Government Securities Risk: Not all obligations of U.S. government agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some are backed by a right to borrow from the U.S. Treasury, while others are backed only by the credit of the issuing agency or instrumentality. Accordingly, these securities carry at least some risk of non-payment.

•	Value Investing Risk: There is a risk that value-oriented investments may not perform as well as the rest of the stock market as a whole. Value stocks may remain undervalued or may decrease in value during a given period or may not ever realize what the investment manager believes to be their full value.

Performance

The following bar chart and table illustrate the risks of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and the annual total returns of the Fund’s Investor Class shares. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s Investor Class returns, both before and after taxes, and the Fund’s Institutional Class returns, before taxes, averaged over certain periods of time, compare to the performance of two broad-based market indexes and a composite index during the same periods. The Russell 3000® Index and MSCI ACWI (All Country World Index) ex USA Index are provided to show how the Fund’s performance compares with the returns of indexes of securities that reflect market sectors in which the Fund invests. The Composite Index shows how the Fund’s performance compares with the returns of an index constructed by the Adviser as a composite of the two broad-based market indexes to reflect the market sectors in which the Fund invests.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	19.46%	6/30/2020
Worst Quarter:	(22.18)%	3/31/2020

GuideStone Funds Prospectus | 67

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	15.49%	11.93%	9.64%	6.71%	08/27/2001

Investor Class after taxes on distributions(1)	13.89%	9.93%	7.57%	5.23%

Investor Class after taxes on distributions and sale of Fund shares(1)	10.26%	9.11%	7.34%	5.19%

Institutional Class before taxes	15.75%	12.21%	N/A	11.31%	11/23/2015

Russell 3000® Index (reflects no deduction for fees, expenses or taxes)	20.83%	15.41%	13.78%	8.65%

MSCI ACWI (All Country World Index) ex USA Index (reflects no deduction for fees, expenses or taxes)	10.62%	8.91%	4.91%	6.30%

Composite Index (reflects no deduction for fees, expenses or taxes)	16.71%	12.84%	10.35%	7.49%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Tim Bray, CFA, CAIA, CDDA Director of Alternative Investments	Since April 2014

Brandon Pizzurro, CFP® Director of Public Investments	Since April 2019

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Adviser and Portfolio Managers

Parametric Portfolio Associates LLC

Paul Bouchey, CFA Global Head of Research	Since November 2020

Richard Fong, CFA Senior Portfolio Manager	Since November 2020

Justin Henne, CFA Managing Director, Investment Strategy	Since November 2020

Thomas Seto Head of Investment Management	Since November 2020

Purchase and Sale of Fund Shares, Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries

For important information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to “Summary of Other Important Fund Information” on page 162.

68 | GuideStone Funds Prospectus

GuideStone Funds Money Market Fund	Institutional GMYXX Investor GMZXX

Investment Objective

The Money Market Fund seeks to maximize current income to the extent consistent with the preservation of capital and liquidity, and the maintenance of a stable per share price of

$1.00.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Money Market Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.11%	0.11%

Other expenses	0.04%	0.31%

Total annual Fund operating expenses	0.15%	0.42%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$15	$43

3 Years	$48	$135

5 Years	$85	$235

10 Years	$192	$530

GuideStone Funds Prospectus | 69

Mae”), the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”)) are subject to market risk, interest rate risk and credit risk. Securities, such as those issued or guaranteed by Ginnie Mae or the U.S. Treasury, that are backed by the full faith and credit of the U.S. government are guaranteed only as to the timely payment of interest and repayment of principal when held to maturity. Notwithstanding that these securities are backed by the full faith and credit of the U.S. government, circumstances could arise that would prevent the payment of interest or principal. This would result in losses to the Fund. Securities issued or guaranteed by U.S. government related organizations, such as Fannie Mae and Freddie Mac, are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government will provide financial support. Therefore, U.S. government related organizations may not have the funds to meet their payment obligations in the future.

Performance

The following bar chart and table illustrate the risks of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and the annual total returns of the Fund’s Investor Class shares. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s Investor Class and Institutional Class returns, averaged over certain periods of time, compare to the performance of a broad-based market index during the same periods.

The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Prior to May 1, 2016, the Fund operated as a “prime money market fund,” and invested in certain types of securities that it is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	0.51%	6/30/2019
Worst Quarter:	0.00%	12/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years

Investor Class before taxes	0.28%	0.83%	0.42%

Institutional Class before taxes	0.43%	1.06%	0.56%

ICE BofAML 0-3 Month U.S. T-Bill Index(1) (reflects no deduction for fees, expenses or taxes)	0.54%	1.13%	0.59%

Bloomberg Barclays 1-3 Month US Treasury Bill Index(1) (reflects no deduction for fees, expenses or taxes)	0.54%	1.13%	0.59%
(1)

Prior to November 30, 2020, the Fund’s primary broad-based market index was the ICE BofAML 0-3 Month U.S. Treasury Bill Index. The Fund changed its primary broad-based benchmark index because the Bloomberg Barclays 1-3 Month US Treasury Bill Index compares with the returns of an index of securities that are closer to those in which the Fund invests.

Management

Investment Adviser

GuideStone Capital Management, LLC

Sub-Adviser

BlackRock Advisors, LLC

Purchase and Sale of Fund Shares, Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries

For important information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to “Summary of Other Important Fund Information” on page 162.

72 | GuideStone Funds Prospectus

GuideStone Funds Low-Duration Bond Fund	Institutional GLDYX Investor GLDZX

Investment Objective

The Low-Duration Bond Fund seeks current income consistent with preservation of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Low-Duration Bond Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.29%	0.29%

Other expenses	0.06%	0.33%

Acquired fund fees and expenses	0.01%	0.01%

Total annual Fund operating expenses	0.36%	0.63%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$37	$64

3 Years	$116	$202

5 Years	$202	$351

10 Years	$456	$786

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 220% of the average value of its portfolio.

GuideStone Funds Prospectus | 73

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	2.85%	6/30/2020
Worst Quarter:	(1.07)%	6/30/2013

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years

Investor Class before taxes	3.16%	2.17%	1.78%

Investor Class after taxes on distributions(1)	2.54%	1.48%	1.18%

Investor Class after taxes on distributions and sale of Fund shares(1)	1.87%	1.36%	1.11%

Institutional Class before taxes	3.42%	2.44%	2.02%

ICE BofAML 1-3 Year U.S. Treasury Index(2) (reflects no deduction for fees, expenses or taxes)	3.09%	1.90%	1.30%

Bloomberg Barclays US Treasury 1-3 Year Index(2) (reflects no deduction for fees, expenses or taxes)	3.15%	1.91%	1.31%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

(2)	Prior to November 30, 2020, the Fund’s primary broad-based market index was the ICE BofAML 1-3 Year U.S. Treasury Index. The Fund

changed its primary broad-based benchmark index because the Bloomberg Barclays US Treasury 1-3 Year Index compares with the returns of an index of securities that are closer to those in which the Fund invests.

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Brandon Pizzurro, CFP® Director of Public Investments	Since April 2019

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Advisers and Portfolio Managers

BlackRock Financial Management, Inc.

Akiva Dickstein Managing Director	Since November 2020

Scott MacLellan, CFA Director	Since July 2008

Bob Miller Managing Director	Since November 2020

Pacific Investment Management Company LLC

Jerome Schneider Managing Director	Since April 2014

Parametric Portfolio Associates LLC

Richard Fong, CFA Senior Portfolio Manager	Since December 2019

Justin Henne, CFA Managing Director, Investment Strategy	Since December 2019

Payden & Rygel

Brian Matthews, CFA Managing Principal	Since September 2012

Mary Beth Syal, CFA Managing Principal	Since March 2008

Purchase and Sale of Fund Shares, Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries

For important information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to “Summary of Other Important Fund Information” on page 162.

78 | GuideStone Funds Prospectus

GuideStone Funds Medium-Duration Bond Fund	Institutional GMDYX Investor GMDZX

Investment Objective

The Medium-Duration Bond Fund seeks maximum total return consistent with preservation of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Medium-Duration Bond Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.32%	0.32%

Other expenses	0.06%	0.33%

Acquired fund fees and expenses	0.01%	0.01%

Total annual Fund operating expenses	0.39%	0.66%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$40	$67

3 Years	$125	$211

5 Years	$219	$368

10 Years	$493	$822

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 444% of the average value of its portfolio.

GuideStone Funds Prospectus | 79

Some are backed by a right to borrow from the U.S. Treasury, while others are backed only by the credit of the issuing agency or instrumentality. Accordingly, these securities carry at least some risk of non-payment.

Performance

The following bar chart and table illustrate the risks of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and the annual total returns of the Fund’s Investor Class shares. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s Investor Class returns, both before and after taxes, and the Fund’s Institutional Class, before taxes, averaged over certain periods of time, compare to the performance of a broad-based market index during the same periods.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	5.34%	6/30/2020
Worst Quarter:	(2.75)%	12/31/2016

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years

Investor Class before taxes	8.84%	4.81%	4.15%

Investor Class after taxes on distributions(1)	7.00%	3.61%	3.07%

Investor Class after taxes on distributions and sale of Fund shares(1)	5.36%	3.20%	2.77%

Institutional Class before taxes	9.13%	5.09%	4.39%

Bloomberg Barclays US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	7.49%	4.43%	3.84%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Brandon Pizzurro, CFP® Director of Public Investments	Since April 2019

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Advisers and Portfolio Managers

Goldman Sachs Asset Management, L.P.

Ashish Shah Managing Director and Co-Chief Investment Officer, Global Fixed Income	Since January 2019

Michael Swell Managing Director and Head of Global Portfolio Management	Since March 2009

Pacific Investment Management Company LLC

Scott A. Mather Chief Investment Officer – U.S. Core Strategies and Managing Director	Since July 2018

Parametric Portfolio Associates LLC

Richard Fong, CFA Senior Portfolio Manager	Since December 2019

Justin Henne, CFA Managing Director, Investment Strategy	Since December 2019

Western Asset Management Company, LLC

John L. Bellows Portfolio Manager	Since May 2018

S. Kenneth Leech Chief Investment Officer	Since December 2006

Mark S. Lindbloom Portfolio Manager	Since December 2005

Frederick R. Marki Portfolio Manager	Since May 2018

Julien A. Scholnick Portfolio Manager	Since May 2012

Purchase and Sale of Fund Shares, Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries

For important information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to “Summary of Other Important Fund Information” on page 162.

84 | GuideStone Funds Prospectus

GuideStone Funds Global Bond Fund	Institutional GGBEX Investor GGBFX

Investment Objective

The Global Bond Fund seeks to maximize total return through capital gains and current income while preserving principal value.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Global Bond Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.48%	0.48%

Other expenses	0.08%	0.37%

Acquired fund fees and expenses	0.01%	0.01%

Total annual Fund operating expenses	0.57%	0.86%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$58	$88

3 Years	$183	$274

5 Years	$318	$477

10 Years	$714	$1,061

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 95% of the average value of its portfolio.

GuideStone Funds Prospectus | 85

Treasury, while others are backed only by the credit of the issuing agency or instrumentality. Accordingly, these securities carry at least some risk of non-payment.

Performance

The following bar chart and table illustrate the risks of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and the annual total returns of the Fund’s Investor Class shares. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s Investor Class returns, both before and after taxes, and the Fund’s Institutional Class returns, before taxes, averaged over certain periods of time, compare to the performance of three broad-based market indexes and a composite index during the same periods. The Bloomberg Barclays Global Aggregate Bond Index, Bloomberg Barclays US Corporate High Yield 2% Issuer Capped Bond Index and J.P. Morgan Emerging Markets Bond Index (EMBI) Plus are provided to show how the Fund’s performance compares with the returns of indexes of securities that reflect market sectors in which the Fund invests. The Composite Index shows how the Fund’s performance compares with the returns of an index constructed by the Adviser as a composite of the three broad-based market indexes to reflect the market sectors in which the Fund invests.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	7.28%	6/30/2020
Worst Quarter:	(8.59)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	4.93%	5.80%	4.21%	4.96%	12/29/2006

Investor Class after taxes on distributions(1)	4.43%	4.48%	2.71%	3.13%

Investor Class after taxes on distributions and sale of Fund shares(1)	3.00%	3.90%	2.59%	3.06%

Institutional Class before taxes	5.28%	N/A	N/A	3.92%	05/01/2015

Bloomberg Barclays Global Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	13.28%	10.01%	8.23%	7.74%

Bloomberg Barclays US Corporate High Yield 2% Issuer Capped Bond Index (reflects no deduction for fees, expenses or taxes)	7.03%	8.56%	6.78%	7.25%

J.P. Morgan Emerging Markets Bond Index (EMBI) Plus (reflects no deduction for fees, expenses or taxes)	7.03%	6.25%	5.63%	6.26%

Composite Index (reflects no deduction for fees, expenses or taxes)	6.48%	5.81%	4.39%	5.30%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

90 | GuideStone Funds Prospectus

GuideStone Funds Strategic Alternatives Fund	Institutional GFSYX Investor GFSZX

Investment Objective

The Strategic Alternatives Fund seeks absolute returns with both lower volatility than and low correlation with traditional equity and fixed income markets.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Strategic Alternatives Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee(1)	1.02%	1.02%

Other expenses	0.14%	0.40%

Dividend or interest expense on short sales	0.11%	0.11%

Acquired fund fees and expenses	0.07%	0.07%

Total annual Fund operating expenses	1.34%	1.60%

Fee waiver(2)	(0.08)%	(0.02)%

Total annual Fund operating expenses (after fee waiver)	1.26%	1.58%
(1)	The management fee has been restated to reflect the estimated fee for the current fiscal year.
(2)

The Adviser has agreed to pay, waive or assume expenses to the extent needed to limit total annual operating expenses (without regard to any expense reductions realized through the use of directed brokerage) excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and expenses incurred in connection with the short sales of securities to 1.08% for the Institutional Class and 1.40% for the Investor Class (the “Expense Limitation”). This Expense Limitation applies to Fund operating expenses only and will remain in place until April 30, 2022. If expenses fall below the levels noted above within three years from the date on which the Adviser made such payment, waiver or assumption, the Fund may reimburse the Adviser so long as the reimbursement does not cause the Fund to exceed the Expense Limitation on the date on which: (i) the expenses were paid, waived or assumed; or (ii) the reimbursement would be made, whichever is lower. The contractual Expense Limitation can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$128	$161

3 Years	$417	$503

5 Years	$726	$869

10 Years	$1,606	$1,898

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 483% of the average value of its portfolio.

92 | GuideStone Funds Prospectus

and subject to counterparty credit risk. If the counterparty fails to meet its obligations, the Fund may lose money. Swaps are also subject to valuation risk and may in some cases be illiquid.

•

U.S. Government Securities Risk: Not all obligations of U.S. government agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some are backed by a right to borrow from the U.S. Treasury, while others are backed only by the credit of the issuing agency or instrumentality. Accordingly, these securities carry at least some risk of non-payment.

•

Volatility Risk: The Fund may be unsuccessful in maintaining a portfolio of investments that minimize volatility, and there is a risk that the Fund may experience more than minimal volatility. Securities held by the Fund are subject to price volatility and the prices may not be any less, and may be more, volatile than the market as a whole. In addition, the use of volatility management techniques may limit the Fund’s participation in market gains, particularly during periods when market values are increasing, but market volatility is high.

Performance

The following bar chart and table illustrate the risks of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing the performance and the annual total return of the Fund’s Investor Class shares. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s Investor Class returns, both before and after taxes, and the Fund’s Institutional Class, before taxes, compare to the performance of a broad-based market index during the same periods.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Return year ended 12/31

Best Quarter:	3.28%	6/30/2020
Worst Quarter:	(6.71)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Since Inception	Inception Date

Investor Class before taxes	(0.51)%	1.48%	06/30/2017

Investor Class after taxes on distributions(1)	(1.13)%	0.83%

Investor Class after taxes on distributions and sale of Fund shares(1)(2)	(0.28)%	0.89%

Institutional Class before taxes	(0.20)%	1.77%	06/30/2017

ICE BofAML U.S. 3-Month Treasury Bill Index(3) (reflects no deduction for fees, expenses or taxes)	0.67%	1.53%

Bloomberg Barclays 1-3 Month US Treasury Bill Index(3) (reflects no deduction for fees, expenses or taxes)	0.54%	1.45%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

(2)	Returns may be higher than other returns for the same period due to a tax benefit of realizing a capital loss on the sale of Fund shares.
(3)

Prior to November 30, 2020, the Fund’s primary broad-based market index was the ICE BofAML U.S. 3-Month Treasury Bill Index. The Fund changed its primary broad-based benchmark index because the Bloomberg Barclays 1-3 Month US Treasury Bill Index compares with the returns of an index of securities that are closer to those in which the Fund invests.

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Tim Bray, CFA, CAIA, CDDA Director of Alternative Investments	Since June 2017

Brandon Pizzurro, CFP® Director of Public Investments	Since May 2021

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Advisers and Portfolio Managers

Allianz Global Investors U.S. LLC(1)

James Dudnick, CFA Director and Portfolio Manager	Since July 2017

Steven Gish, CFA Director and Portfolio Manager	Since July 2017

100 | GuideStone Funds Prospectus

GuideStone Funds Defensive Market Strategies® Fund	Institutional GDMYX Investor GDMZX

Investment Objective

The Defensive Market Strategies Fund seeks to provide long-term capital appreciation with reduced volatility compared to the equity market.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Defensive Market Strategies Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.62%	0.62%

Other expenses	0.05%	0.32%

Acquired fund fees and expenses	0.01%	0.01%

Total annual Fund operating expenses	0.68%	0.95%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$69	$97

3 Years	$218	$303

5 Years	$379	$525

10 Years	$847	$1,166

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 67% of the average value of its portfolio.

102 | GuideStone Funds Prospectus

was sold by the Fund. Therefore, in theory, stocks sold short have unlimited risk. The Fund’s use of short sales in effect “leverages” the Fund. The Fund’s short strategy depends on counterparties from which the Fund borrows securities. The Fund must post collateral when borrowing securities and the Fund is subject to the risk of default by a counterparty, which could result in a loss of collateral and money owed to the Fund.

•

U.S. Government Securities Risk: Not all obligations of U.S. government agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some are backed by a right to borrow from the U.S. Treasury, while others are backed only by the credit of the issuing agency or instrumentality. Accordingly, these securities carry at least some risk of non-payment.

•

Volatility Risk: The Fund may be unsuccessful in maintaining a portfolio of investments that minimize volatility, and there is a risk that the Fund may experience more than minimal volatility. Securities held by the Fund are subject to price volatility and the prices may not be any less, and may be more, volatile than the market as a whole. In addition, the use of volatility management techniques may limit the Fund’s participation in market gains, particularly during periods when market values are increasing, but market volatility is high.

Performance

The following bar chart and table illustrate the risks of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and the annual total returns of the Fund’s Investor Class shares. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s Investor Class returns, both before and after taxes, and the Fund’s Institutional Class returns, before taxes, averaged over certain periods of time, compare to the performance of two broad-based market indexes and a composite index during the same periods. The S&P 500® Index and the Bloomberg Barclays 1-3 Month US Treasury Bill Index are provided to show how the Fund’s performance compares with the returns of indexes of securities that reflect market sectors in which the Fund invests. The Composite Index shows how the Fund’s performance compares with the returns of an index constructed by the Adviser as a composite of the two broad-based market indexes to reflect the market sectors in which the Fund invests.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	13.51%	6/30/2020
Worst Quarter:	(15.75)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Since Inception	Inception Date

Investor Class before taxes	9.86%	10.07%	9.80%	09/01/2011

Investor Class after taxes on distributions(1)	8.95%	8.56%	8.08%

Investor Class after taxes on distributions and sale of Fund shares(1)	6.20%	7.55%	7.37%

Institutional Class before taxes	10.08%	10.36%	10.08%	09/01/2011

S&P 500® Index (reflects no deduction for fees, expenses or taxes)	18.34%	15.20%	15.15%

Bloomberg Barclays 1-3 Month US Treasury Bill Index (reflects no deduction for fees, expenses or taxes)	0.54%	1.13%	0.62%

Composite Index (reflects no deduction for fees, expenses or taxes)	9.98%	8.28%	7.92%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

108 | GuideStone Funds Prospectus

GuideStone Funds Global Impact Fund	Institutional GGIYX Investor GGIIX

Investment Objective

The Global Impact Fund seeks capital appreciation with modest current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Global Impact Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.62%	0.62%

Other expenses(1)	0.22%	0.51%

Acquired fund fees and expenses(1)	0.11%	0.11%

Total annual Fund operating expenses	0.95%	1.24%

(1)	Other expenses and acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$97	$126

3 Years	$303	$393

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. Portfolio turnover for the Fund’s last fiscal year is not provided because the Fund had not commenced operations prior to the end of the fiscal year.

110 | GuideStone Funds Prospectus

if the underlying asset class or industry that an underlying fund is concentrated in, or the particular companies or properties that a fund is invested in, are economically disadvantaged due to sector or investment-specific risks. The funds that the Fund may invest in may employ leverage, which can magnify both gains and losses and increase the Fund’s risk. Private funds and similar pooled investment vehicles are not required to be registered as investment companies, so the Fund will not be afforded the protections of the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to such investments.

•

Real Estate Investing Risk: Investments in real estate investment trusts (“REITS”) and other real estate-related company securities will fluctuate due to factors affecting the real estate market, including, among others, interest rates, overbuilding, changes in rental fees, limited diversification and changes in law. In addition, REITs may be affected by changes in the value of the underlying properties they own and may be affected by the quality of any credit they extend. REITs are also dependent upon management skills and are subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

•

Sector Concentration Risk: Although the Fund will not concentrate in any particular industry, it may be heavily invested in a particular economic sector. If the Fund focuses on one or a few sectors, its performance is likely to be disproportionately affected by developments that significantly affect that sector, including market, economic, political or regulatory developments. Individual sectors may be more volatile and may perform differently than the broader market. The Fund’s performance may also suffer if a sector does not perform as well as a Sub-Adviser expected. Prices of securities in the same sector often change collectively regardless of the merits of individual companies.

•

Small- and Micro-Capitalization Companies Risk: An investment in a smaller company or fund may be more volatile and less liquid than an investment in a larger company or fund. Small companies and funds generally are more sensitive to adverse business and economic conditions than larger, more established companies and funds. Small companies and funds may have limited financial resources, management experience, markets and product diversification. The Fund’s investment in securities of start-up nonprofit organizations or funds are generally subject to greater risks than other investments.

•

U.S. Government Securities Risk: Not all obligations of U.S. government agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some are backed by a right to borrow from the U.S. Treasury, while others are backed only by the credit of the issuing agency or instrumentality. Accordingly, these securities carry at least some risk of non-payment.

•	Valuation Risk: The Fund invests in funds that invest a large percentage, if not all, of their assets in securities,

financial instruments and other assets that do not have readily ascertainable market prices. Therefore, the Fund’s investments in these funds will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund will not be able to confirm independently the accuracy of a fund manager’s valuations (which are unaudited except at the fund’s fiscal year-end). This risk is exacerbated to the extent that some funds generally provide valuations only on a quarterly or less-frequent basis. While such information is provided on a quarterly or less-frequent basis, the Fund will provide valuations, and will issue shares, on a daily basis.

•

Warrants and Rights Risk: Because the market price of warrants may be significantly less than the current price of the underlying security, there is a greater risk that warrants may drop in value at a faster rate than the underlying security. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of investments. In addition, the value of a warrant or right does not necessarily change with the value of the underlying securities. The Fund could lose the value of a warrant or right if the right to subscribe to additional shares is not exercised prior to the warrant’s or right’s expiration date. The market for warrants and rights may be very limited and there may at times not be a liquid secondary market for warrants and rights.

Performance

The Fund is new and does not have a full calendar year of performance. Once it has a full calendar year of performance, total return information will be presented. Updated performance information is available on the the Trust’s website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

116 | GuideStone Funds Prospectus

GuideStone Funds Equity Index Fund	Institutional GEQYX Investor GEQZX

Investment Objective

The Equity Index Fund seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the S&P 500® Index.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Equity Index Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.09%	0.09%

Other expenses	0.04%	0.31%

Total annual Fund operating expenses	0.13%	0.40%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$13	$41

3 Years	$42	$128

5 Years	$73	$224

10 Years	$166	$505

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 3% of the average value of its portfolio.

118 | GuideStone Funds Prospectus

closures may continue to have a significant negative impact on the performance of the Fund’s investments, increase the Fund’s volatility, exacerbate pre-existing political, social and economic risks to the Fund and negatively impact broad segments of businesses and populations. The Fund’s operations may be interrupted as a result, which may contribute to the negative impact on investment performance. Also, governments, their regulatory agencies or self-regulatory organizations may take actions in response to the pandemic that affect the instruments in which the Fund invests, or the issuers of such instruments, in ways that could have a significant negative impact on the Fund’s investment performance. The full impact of the COVID-19 pandemic, or other future epidemics or pandemics, is currently unknown. In addition, markets and market participants are increasingly reliant upon information data systems. Data imprecision, software or other technology malfunctions, programming inaccuracies, unauthorized use or access and similar circumstances may have an adverse impact upon a single issuer, a group of issuers or the market at-large.

•

Real Estate Investment Trust Risk: The Fund is subject to the risk that REITs’ and other real estate-related companies’ share prices overall will decline over short or even long periods because of rising interest rates. During periods of high interest rates, REITs and other real estate related companies may lose appeal for investors who may be able to obtain higher yields from other income-producing investments. High interest rates may also mean that financing from property purchases and improvements is more costly and difficult to obtain. REITs may be affected by changes in the value of the underlying properties they own and may be affected by the quality of any credit they extend. REITs are dependent upon management skills and are subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

•

Sector Concentration Risk: Although the Fund will not concentrate in any particular industry, it may be heavily invested in a particular economic sector. If the Fund focuses on one or a few sectors, its performance is likely to be disproportionately affected by developments that significantly affect that sector, including market, economic, political or regulatory developments. Individual sectors may be more volatile and may perform differently than the broader market. The Fund’s performance may also suffer if a sector does not perform as well as a Sub-Adviser expected. Prices of securities in the same sector often change collectively regardless of the merits of individual companies.

•	Sub-Adviser Risk: The performance of the Fund will depend on how successfully its Sub-Adviser pursues its investment strategies.

Performance

The following bar chart and table illustrate the risks of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and the annual total returns of the Fund’s Investor Class shares. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s Investor Class returns, both before and after taxes, and the Fund’s Institutional Class, before taxes, averaged over certain periods of time, compare to the performance of a broad-based market index during the same periods.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	20.47%	6/30/2020
Worst Quarter:	(19.57)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years

Investor Class before taxes	17.89%	14.99%	13.67%

Investor Class after taxes on distributions(1)	17.22%	14.40%	12.85%

Investor Class after taxes on distributions and sale of Fund shares(1)	10.97%	11.94%	11.21%

Institutional Class before taxes	18.19%	15.30%	13.92%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	18.34%	15.20%	13.87%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

GuideStone Funds Prospectus | 121

GuideStone Funds Global Real Estate Securities Fund	Institutional GREYX Investor GREZX

Investment Objective

The Global Real Estate Securities Fund seeks to provide long-term capital appreciation and current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Global Real Estate Securities Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.68%	0.68%

Other expenses	0.19%	0.46%

Total annual Fund operating expenses	0.87%	1.14%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$89	$116

3 Years	$278	$362

5 Years	$482	$628

10 Years	$1,073	$1,386

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 141% of the average value of its portfolio.

GuideStone Funds Prospectus | 123

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	16.60%	12/31/2011
Worst Quarter:	(24.59)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years	Since Inception	Inception Date

Investor Class before taxes	(4.79)%	5.31%	6.88%	3.64%	12/29/2006

Investor Class after taxes on distributions(1)	(5.70)%	3.18%	4.79%	1.75%

Investor Class after taxes on distributions and sale of Fund shares(1)(2)	(2.81)%	3.17%	4.61%	2.06%

Institutional Class before taxes	(4.54)%	5.59%	N/A	4.56%	05/01/2015

FTSE EPRA/NAREIT Developed Index (reflects no deduction for fees, expenses or taxes)	(9.02)%	3.74%	5.44%	2.10%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

(2)	Returns may be higher than other returns for the same period due to a tax benefit of realizing a capital loss on the sale of Fund shares.

GuideStone Funds Prospectus | 127

GuideStone Funds Value Equity Fund	Institutional GVEYX Investor GVEZX

Investment Objective

The Value Equity Fund seeks to provide long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Value Equity Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee(1)	0.62%	0.62%

Other expenses	0.06%	0.32%

Acquired fund fees and expenses	0.01%	0.01%

Total annual Fund operating expenses	0.69%	0.95%
(1)	The management fee has been restated to reflect the estimated fee for the current fiscal year.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$70	$97

3 Years	$221	$303

5 Years	$384	$525

10 Years	$859	$1,166

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 97% of the average value of its portfolio.

GuideStone Funds Prospectus | 129

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	16.14%	6/30/2020
Worst Quarter:	(27.10)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years

Investor Class before taxes	3.89%	8.95%	10.02%

Investor Class after taxes on distributions(1)	3.34%	6.76%	8.39%

Investor Class after taxes on distributions and sale of Fund shares(1)	2.57%	6.76%	7.95%

Institutional Class before taxes	4.19%	9.23%	10.30%

Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	2.79%	9.73%	10.49%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Brandon Pizzurro, CFP® Director of Public Investments	Since April 2019

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Advisers and Portfolio Managers

American Century Investment Management, Inc.

Phillip N. Davidson, CFA Senior Vice President and Executive Portfolio Manager	Since March 2019

Michael Liss, CFA, CPA Vice President and Senior Portfolio Manager	Since March 2019

Philip Sundell, CFA Portfolio Manager	Since April 2019

Kevin Toney, CFA Chief Investment Officer – Global Value Equity, Senior Vice President and Senior Portfolio Manager	Since March 2019

Brian Woglom, CFA Vice President and Senior Portfolio Manager	Since March 2019

Barrow, Hanley, Mewhinney & Strauss, LLC

David W. Ganucheau, CFA Senior Managing Director	Since October 2012

Mark Giambrone Senior Managing Director	Since September 2019

Cory Martin CEO and Executive Director	Since September 2019

Lewis Ropp Senior Managing Director	Since September 2019

The London Company of Virginia, LLC

J. Brian Campbell, CFA Principal and Portfolio Manager	Since March 2020

Mark E. DeVaul, CFA, CPA Principal and Portfolio Manager	Since March 2020

Stephen M. Goddard, CFA Founder, Chief Investment Officer and Lead Portfolio Manager	Since March 2020

Samuel D. Hutchings, CFA Principal and Portfolio Manager	Since March 2020

Jonathan T. Moody, CFA Principal and Portfolio Manager	Since March 2020

Parametric Portfolio Associates LLC

Paul Bouchey, CFA Global Head of Research	Since December 2019

Thomas Seto Head of Investment Management	Since December 2019

TCW Investment Management Company, LLC

Diane Jaffee, CFA Senior Portfolio Manager and Group Managing Director	Since June 2006

GuideStone Funds Prospectus | 133

GuideStone Funds Growth Equity Fund	Institutional GGEYX Investor GGEZX

Investment Objective

The Growth Equity Fund seeks to provide long-term capital appreciation. Any income received is incidental to this objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Growth Equity Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.65%	0.65%

Other expenses	0.04%	0.30%

Acquired fund fees and expenses	0.01%	0.01%

Total annual Fund operating expenses	0.70%	0.96%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$72	$98

3 Years	$224	$306

5 Years	$390	$531

10 Years	$871	$1,178

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 40% of the average value of its portfolio.

GuideStone Funds Prospectus | 135

negative impact on the Fund’s investment performance. The full impact of the COVID-19 pandemic, or other future epidemics or pandemics, is currently unknown. In addition, markets and market participants are increasingly reliant upon information data systems. Data imprecision, software or other technology malfunctions, programming inaccuracies, unauthorized use or access and similar circumstances may have an adverse impact upon a single issuer, a group of issuers or the market at-large.

•

Mid-Capitalization Companies Risk: Medium-sized company (i.e., mid-cap) stocks have historically been subject to greater investment risk than large company stocks. They generally are more vulnerable than larger companies to adverse business or economic developments. The risks generally associated with these companies include more limited product lines, markets and financial resources, lack of management depth or experience, dependency on key personnel and vulnerability to adverse market and economic developments. Accordingly, the prices of medium-sized company stocks tend to be more volatile than prices of large company stocks.

•

Multiple Sub-Adviser Risk: Fund performance is dependent upon the success of the Adviser and the Sub-Advisers in implementing the Fund’s investment strategies in pursuit of the Fund’s investment objective. To a significant extent, the Fund’s performance will depend on the success of the Adviser’s methodology in allocating the Fund’s assets to Sub-Advisers and its selection and oversight of the Sub-Advisers. The Sub-Advisers’ investment styles may not work together as planned, which could adversely affect the performance of the Fund. In addition, because each Sub-Adviser makes its trading decisions independently, it is possible that the Sub-Advisers may purchase or sell the same security at the same time without aggregating their transactions or hold long and short positions in the same security at the same time. This may cause unnecessary brokerage and other expenses. A Sub-Adviser’s strategy may be out of favor at any time.

•

Sector Concentration Risk: Although the Fund will not concentrate in any particular industry, it may be heavily invested in a particular economic sector. If the Fund focuses on one or a few sectors, its performance is likely to be disproportionately affected by developments that significantly affect that sector, including market, economic, political or regulatory developments. Individual sectors may be more volatile and may perform differently than the broader market. The Fund’s performance may also suffer if a sector does not perform as well as a Sub-Adviser expected. Prices of securities in the same sector often change collectively regardless of the merits of individual companies.

•

Warrants and Rights Risk: Because the market price of warrants may be significantly less than the current price of the underlying security, there is a greater risk that warrants may drop in value at a faster rate than the underlying security. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of investments. In addition, the value of a warrant or right does not necessarily change with the value of the underlying securities. The Fund could lose the value of a warrant or right if the right to subscribe to additional shares is not exercised prior to the warrant’s or right’s expiration date. The market for warrants and rights may be very limited and there may at times not be a liquid secondary market for warrants and rights.

Performance

The following bar chart and table illustrate the risks of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and the annual total returns of the Fund’s Investor Class shares. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s Investor Class returns, both before and after taxes, and the Fund’s Institutional Class, before taxes, averaged over certain periods of time, compare to the performance of a broad-based market index during the same periods.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	26.03%	6/30/2020
Worst Quarter:	(14.76)%	9/30/2011

138 | GuideStone Funds Prospectus

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years

Investor Class before taxes	35.39%	19.09%	15.75%

Investor Class after taxes on distributions(1)	30.83%	16.12%	13.15%

Investor Class after taxes on distributions and sale of Fund shares(1)	23.93%	14.79%	12.37%

Institutional Class before taxes	35.75%	19.42%	16.02%

Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	38.37%	20.98%	17.19%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Brandon Pizzurro, CFP® Director of Public Investments	Since April 2019

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Advisers and Portfolio Managers

Brown Advisory, LLC
Kenneth M. Stuzin, CFA Partner	Since June 2013

ClearBridge Investments, LLC

Peter Bourbeau Managing Director and Portfolio Manager	Since June 2017

Margaret Vitrano Managing Director and Portfolio Manager	Since June 2017

Loomis, Sayles & Company, L.P.

Aziz Hamzaogullari Chief Investment Officer, Growth Equity Strategies Team and Portfolio Manager	Since April 2015
Parametric Portfolio Associates LLC

Paul Bouchey, CFA Global Head of Research	Since December 2019

Thomas Seto Head of Investment Management	Since December 2019

Sands Capital Management, LLC

Wesley A. Johnston, CFA Portfolio Manager and Senior Research Analyst	Since January 2016

Frank M. Sands, CFA Chief Executive Officer and Chief Investment Officer	Since October 2003

A. Michael Sramek, CFA Senior Portfolio Manager, Research Analyst and Managing Director	Since June 2013

Thomas H. Trentman, CFA Portfolio Manager and Research Analyst	Since November 2017

Purchase and Sale of Fund Shares, Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries

For important information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to “Summary of Other Important Fund Information” on page 162.

GuideStone Funds Prospectus | 139

GuideStone Funds Small Cap Equity Fund	Institutional GSCYX Investor GSCZX

Investment Objective

The Small Cap Equity Fund seeks to provide long-term capital appreciation. Any income received is incidental to this objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Small Cap Equity Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.89%	0.89%

Other expenses	0.10%	0.36%

Acquired fund fees and expenses	0.01%	0.01%

Total annual Fund operating expenses	1.00%	1.26%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$102	$128

3 Years	$318	$400

5 Years	$552	$692

10 Years	$1,225	$1,523

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 90% of the average value of its portfolio.

140 | GuideStone Funds Prospectus

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	30.40%	12/31/2020
Worst Quarter:	(29.18)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years

Investor Class before taxes	19.75%	11.64%	10.54%

Investor Class after taxes on distributions(1)	19.42%	9.76%	8.47%

Investor Class after taxes on distributions and sale of Fund shares(1)	11.91%	8.77%	7.97%

Institutional Class before taxes	20.07%	11.93%	10.80%

Russell 2000® Index (reflects no deduction for fees, expenses or taxes)	19.90%	13.24%	11.19%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Brandon Pizzurro, CFP® Director of Public Investments	Since April 2019

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Advisers and Portfolio Managers

American Century Investment Management, Inc.

Ryan Cope, CFA Portfolio Manager	Since October 2020

Jeff John, CFA Vice President, Senior Portfolio Manager	Since October 2020

Delaware Investments Fund Advisers

Christopher S. Adams, CFA Vice President and Senior Portfolio Manager	Since September 2018

Francis X. Morris Executive Director and Chief Investment Officer – U.S. Core Equity	Since September 2018

Michael S. Morris, CFA Vice President and Senior Portfolio Manager	Since September 2018

Donald G. Padilla, CFA Vice President and Senior Portfolio Manager	Since September 2018

David E. Reidinger Vice President and Senior Portfolio Manager	Since September 2018

Jacobs Levy Equity Management, Inc.

Bruce I. Jacobs, Ph.D. Principal, Co-Chief Investment Officer, Portfolio Manager and Co-Director of Research	Since September 2018

Kenneth N. Levy, CFA Principal, Co-Chief Investment Officer, Portfolio Manager and Co-Director of Research	Since September 2018

Parametric Portfolio Associates LLC

Paul Bouchey, CFA Global Head of Research	Since December 2019

Thomas Seto Head of Investment Management	Since December 2019

TimesSquare Capital Management, LLC

Grant Babyak Chief Executive Officer and Portfolio Manager	Since August 2002

Kenneth Duca, CFA Director and Portfolio Manager/Analyst	Since December 2007

Purchase and Sale of Fund Shares, Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries

For important information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to “Summary of Other Important Fund Information” on page 162.

144 | GuideStone Funds Prospectus

GuideStone Funds International Equity Index Fund	Institutional GIIYX

Investment Objective

The International Equity Index Fund seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the MSCI Europe, Australasia and Far East Index (“MSCI EAFE Index”).

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the International Equity Index Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Institutional Class

Management fee	0.11%

Other expenses	0.11%

Acquired fund fees and expenses	0.01%

Total annual Fund operating expenses	0.23%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Institutional Class

1 Year	$24

3 Years	$74

5 Years	$130

10 Years	$293

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 12% of the average value of its portfolio.

GuideStone Funds Prospectus | 145

Institutional Class Annual Total Returns years ended 12/31

Best Quarter:	15.99%	6/30/2020
Worst Quarter:	(22.91)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Since Inception	Inception Date

Institutional Class before taxes	8.17%	7.68%	4.88%	06/01/2015

Institutional Class after taxes on distributions(1)	7.67%	7.06%	4.31%

Institutional Class after taxes on distributions and sale of Fund shares(1)	5.19%	5.94%	3.71%

MSCI EAFE Index (reflects no deduction for fees, expenses or taxes)	7.79%	7.44%	4.92%
(1)	After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs).

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Brandon Pizzurro, CFP® Director of Public Investments	Since April 2019

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Adviser and Portfolio Managers

Legal & General Investment Management America, Inc.

Aodhagán Byrne, CFA Senior Portfolio Manager	Since June 2016

Joe LaPorta Portfolio Manager	Since June 2016

Shaun Murphy, CFA Head of U.S. Index Funds	Since June 2016

Michael O’Connor Senior Portfolio Manager	Since October 2016

Craig Parker, CFA Portfolio Manager	Since January 2020

Purchase and Sale of Fund Shares, Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries

For important information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to “Summary of Other Important Fund Information” on page 162.

GuideStone Funds Prospectus | 149

GuideStone Funds International Equity Fund	Institutional GIEYX Investor GIEZX

Investment Objective

The International Equity Fund seeks to provide long-term capital appreciation. Any income received is incidental to this objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the International Equity Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee(1)	0.78%	0.78%

Other expenses	0.10%	0.37%

Dividend or interest expense on short sales	0.06%	0.06%

Acquired fund fees and expenses	0.01%	0.01%

Total annual Fund operating expenses	0.95%	1.22%
(1)	The management fee has been restated to reflect the estimated fee for the current fiscal year.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$97	$124

3 Years	$303	$387

5 Years	$525	$670

10 Years	$1,166	$1,477

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 90% of the average value of its portfolio.

150 | GuideStone Funds Prospectus

underperform other funds with similar investment objectives and strategies. There can be no assurance that these methodologies will enable the Fund to achieve its objective or that the models will perform as expected.

•

Sector Concentration Risk: Although the Fund will not concentrate in any particular industry, it may be heavily invested in a particular economic sector. If the Fund focuses on one or a few sectors, its performance is likely to be disproportionately affected by developments that significantly affect that sector, including market, economic, political or regulatory developments. Individual sectors may be more volatile and may perform differently than the broader market. The Fund’s performance may also suffer if a sector does not perform as well as a Sub-Adviser expected. Prices of securities in the same sector often change collectively regardless of the merits of individual companies.

•

Short Sales and Short Position Risk: Short sales involve selling a security the Fund does not own in anticipation that the security will decline in price. The Fund will suffer a loss if it sells a security short and the value of the security rises rather than falls. Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. The Fund’s potential loss on a short position is limited only by the maximum attainable price of the security less the price at which the security was sold by the Fund. Therefore, in theory, stocks sold short have unlimited risk. The Fund’s use of short sales in effect “leverages” the Fund. The Fund’s short strategy depends on counterparties from which the Fund borrows securities. The Fund must post collateral when borrowing securities and the Fund is subject to the risk of default by a counterparty, which could result in a loss of collateral and money owed to the Fund.

•

Warrants and Rights Risk: Because the market price of warrants may be significantly less than the current price of the underlying security, there is a greater risk that warrants may drop in value at a faster rate than the underlying security. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of investments. In addition, the value of a warrant or right does not necessarily change with the value of the underlying securities. The Fund could lose the value of a warrant or right if the right to subscribe to additional shares is not exercised prior to the warrant’s or right’s expiration date. The market for warrants and rights may be very limited and there may at times not be a liquid secondary market for warrants and rights.

Performance

The following bar chart and table illustrate the risks of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and the annual total returns of the Fund’s Investor Class shares. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s Investor Class returns, both before and after taxes, and the Fund’s Institutional Class, before taxes, averaged over certain periods of time, compare to the performance of a broad-based market index during the same periods.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	16.91%	12/31/2020
Worst Quarter:	(25.05)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Ten Years

Investor Class before taxes	7.52%	8.38%	5.04%

Investor Class after taxes on distributions(1)	7.24%	6.89%	4.08%

Investor Class after taxes on distributions and sale of Fund shares(1)	4.64%	6.38%	3.86%

Institutional Class before taxes	7.81%	8.68%	5.31%

MSCI EAFE Index (reflects no deduction for fees, expenses or taxes)	7.79%	7.44%	5.50%
(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

154 | GuideStone Funds Prospectus

GuideStone Funds Emerging Markets Equity Fund	Institutional GEMYX Investor GEMZX

Investment Objective

The Emerging Markets Equity Fund seeks to provide long-term capital appreciation. Any income received is incidental to this objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Emerging Markets Equity Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class

Management fee	0.86%	0.86%

Other expenses	0.25%	0.65%

Acquired fund fees and expenses	0.01%	0.01%

Total annual Fund operating expenses	1.12%	1.52%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class

1 Year	$114	$155

3 Years	$356	$480

5 Years	$617	$829

10 Years	$1,363	$1,813

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 67% of the average value of its portfolio.

156 | GuideStone Funds Prospectus

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the GuideStone Funds’ website at GuideStoneFunds.com or by calling 1-888-GS-FUNDS (1-888-473-8637).

Investor Class Annual Total Returns years ended 12/31

Best Quarter:	20.95%	6/30/2020
Worst Quarter:	(23.73)%	3/31/2020

Average Annual Total Returns as of 12/31/20

	One Year	Five Years	Since Inception	Inception Date

Investor Class before taxes	21.60%	12.16%	4.13%	10/31/2013

Investor Class after taxes on distributions(1)	21.29%	11.81%	3.77%

Investor Class after taxes on distributions and sale of Fund shares(1)	12.93%	9.62%	3.11%

Institutional Class before taxes	22.15%	12.50%	4.44%	10/31/2013

MSCI Emerging Markets Index (Net) (reflects no deduction for fees, expenses or taxes)	18.25%	12.79%	5.58%

(1)

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-advantaged arrangements, such as 403(b) plans, 401(k) plans or individual retirement accounts (IRAs). After-tax returns are shown only for the Investor Class. After-tax returns for the Institutional Class will vary.

Management

Investment Adviser and Portfolio Managers

GuideStone Capital Management, LLC

Brandon Pizzurro, CFP® Director of Public Investments	Since April 2019

David S. Spika, CFA President and Chief Investment Officer	Since February 2021

Sub-Advisers and Portfolio Managers

AQR Capital Management, LLC

Michele L. Aghassi, Ph.D. Principal	Since March 2016

Andrea Frazzini, Ph.D. Principal	Since March 2016

Ronen Israel Principal	Since November 2019

Michael Katz, Ph.D. Principal	Since March 2016

Lars N. Nielsen Principal	Since November 2019

Goldman Sachs Asset Management, L.P.

Hiren Dasani, CFA Managing Director	Since June 2018

Basak Yavuz Managing Director	Since June 2018

Parametric Portfolio Associates LLC

Paul Bouchey, CFA Global Head of Research	Since November 2020

Thomas Seto Head of Investment Management	Since November 2020

RBC Global Asset Management (U.K.) Limited

Philippe Langham, ACA Senior Portfolio Manager and Head, RBC Emerging Market Equities	Since September 2019

Wellington Management Company LLP

Bo Z. Meunier, CFA Senior Managing Director and Equity Portfolio Manager	Since July 2021

Vera M. Trojan, CFA Senior Managing Director and Equity Portfolio Manager (retiring effective June 30, 2021)	Since June 2018

Purchase and Sale of Fund Shares, Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries

For important information about purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to “Summary of Other Important Fund Information” on page 162.

GuideStone Funds Prospectus | 161